Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS

FOR THE NINE MONTHS ENDED SEPTEMBER 30

	2012	2011
A Net income as reported ($ millions)	1,658	2,398
B Weighted average number of shares outstanding	859,118,000	855,024,000
C Net additional shares issuable for diluted earnings per share calculation	16,767,000	21,820,000

IFRS
Basic earnings per share (A/B)	1.93	2.80
Diluted earnings per share (A/(B+C))	1.89	2.73